AMENDMENT

to

FUND ACCOUNTING AGREEMENT

Between

THE FIRST WESTERN FUNDS Trust

and

Ultimus Fund Solutions, LLC

This Amendment revises the Fund Accounting Agreement, dated August 16, 2012, (the “Agreement”) by and between The First Western Funds Trust (the “Trust”), an Ohio business trust, and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively the “Parties”).

The Parties agree to amend Sections 1, 6 and 19 of the Agreement, effective July 1, 2018, to revise the terms of the Agreement as described below. Except as set forth is this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

1.	Section 1 (d) (ii) (B) of the Agreement is deleted and replaced with the following:

1.	RETENTION OF ULTIMUS

(d) ADDITIONAL ACCOUNTING SERVICES

Ultimus shall also perform the following additional accounting services for each Portfolio:

(ii) Provide accounting information for the following:

(B) The Trust’s reports with the SEC on Forms N-CSR, N-Q (or, at such time as required by the SEC, Form N-PORT), and N-CEN and all required notices pursuant to Rule 24f-2 under the 1940 Act; and

2.	The first and second paragraphs of Section 6 of the Agreement are deleted and replaced with the following:

6.	TERM OF THIS AGREEMENT.

The term of this Agreement shall continue in effect, unless earlier terminated by either party hereto as provided hereunder, for a period of three years from the effective date of this Amendment. Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods.

This Agreement may be terminated (i) by provision of sixty (60) days’ written notice; or (ii) for “cause” (as defined herein) upon the provision of thirty (30) days’ advance written notice by the party alleging cause.

The Trust or Portfolio that provides a notice of early termination other than for “cause,” “liquidation,” or “change of ownership of a Portfolio’s investment adviser” is subject to an “Early Termination Fee” equal to the pro-rated fee amount due to Ultimus through the end of the then-current term as calculated in accordance with the Fee Schedule set forth in Schedule B to this Agreement.

The Trust or Portfolio that provides a notice of early termination due to the liquidation of a Portfolio or Portfolios shall be subject to an Early Termination Fee as contemplated in the Administration Agreement between the Trust and Ultimus for such a termination.

The Trust or Portfolio that provides a notice of early termination due to the change of ownership of a Portfolio’s investment adviser is subject to an “Early Termination Fee” equal to the pro-rated fee amount due to Ultimus through the lesser of: (1) twelve months from the date of termination or (2) the end of the then-current term as calculated and set forth in the Fee Schedule in Schedule B to this Agreement.

3.	Section 19 of this Agreement is deleted and replaced with the following:

19.	NOTICES.

Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice, at the following address: if to the Trust, at 1900 Sixteenth Street, Suite 1200, Denver. Colorado 80202, Attn: John Sawyer; and if to Ultimus, at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, Attn: Robert G. Dorsey; or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

The parties duly executed this Amendment as of July 1, 2018.

The First Western Funds Trust		Ultimus Fund Solutions, LLC

By:	/s/ John Sawyer	By:	/s/ Mark Seger
Name:	John Sawyer	Name:	Mark J. Seger
Title:	President	Title:	CEO

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